

November 17, 2021

Harry N. Vafias
Chief Executive Officer
Imperial Petroleum Inc./Marshall Islands
331 Kifissias Avenue
Erithrea 14561 Athens, Greece

Re: Imperial Petroleum Inc./Marshall Islands
Registration Statement on Form F-1
Filed November 5, 2021
Amendment No. 1 to Registration Statement on Form F-1
Filed November 12, 2021

Dear Mr. Vafias:

We have reviewed your registration statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, as amended on November 12, 2021

Prospectus Summary
Management of our Fleet, page 9

1. We note that your disclosure on page 9 and elsewhere in your filing regarding the term of the management agreement does not appear to be consistent with the term and termination provisions in the management agreement filed as Exhibit 10.1. Please revise to address this inconsistency, and to disclose the term and termination provisions set forth in the management agreement.

2. Similarly, we note your disclosure on page 69 and elsewhere in your filing that pursuant to your management agreement, you will initially reimburse Stealth Maritime for its

payment of the compensation of your executive officers for the first 12 months following the spin- off and then your Board will agree upon any further management compensation. However, such terms do not appear to be set forth in the management agreement. Please revise or advise.

3. Please revise your prospectus to describe the registrant's obligations under the management agreement to indemnify and hold harmless Stealth Maritime and its employees, agents and sub-contractors. We note the related provision in Section 20(c) of the management agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Finn Murphy, Esq.